April 1, 2022

VIA EDGAR CORRESPONDENCE

Mr. Sonny Oh, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street NE

Washington DC 20549

Re:	State Farm Life Insurance Company Variable Annuity Separate Account

(File Nos. 333-19189; 811-08001)

Dear Mr. Oh:

On January 13, 2022, State Farm Life Insurance Company (the “Company”) filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), post-effective amendment no. 33 to the registration statement on Form N-4 for the State Farm Variable Deferred Annuity Policy issued by the Company through the State Farm Life Insurance Company Variable Annuity Separate Account (the “Registrant”) (File Nos. 333-19189; 811-08001) (the “Amendment”). The primary purpose of the Amendment was to update the registration statement to conform to the amendments to Form N-4 adopted by the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2020. See Updated Disclosure Requirements and Summary Prospectus for Variable Annuity and Variable Life Insurance Contracts, Release No. 33-10765.

You provided comments regarding the Amendment on behalf of the SEC in a telephone call with me on March 4, 2022. This letter is the Company’s response on behalf of the Registrant to comments received from you on that date. The Registrant acknowledges that any comment regarding selected information in the Amendment applies to all similar such information within the Amendment.

Your comments on the Amendment and the response to each comment are set forth below. A marked copy of the Amendment reflecting changes noted below and other non-material changes accompanies this letter.

Prospectus Comments

1.

On the cover page, the second paragraph states: “In 2008, State Farm Life Insurance Company (“State Farm,” “we,” “us,” or “our”) discontinued offering the individual variable deferred annuity policy (the “Policy”) described in this prospectus. We continue to service the existing Policies as well as accept additional premiums into existing Policies.”

a.	Comment: Change “individual variable deferred annuity” to “individual flexible premium variable deferred annuity.”

Response: The above-referenced change was made.

b.

Comment: “Policy” is a defined term, as opposed to “contract.” Typically, the SEC sees the use of “contract” rather than “policy” in variable annuity registration statements. Consider using “contract” throughout this registration statement. This is not a required change.

Response: The Registrant respectfully declines to make the suggested change. The Registrant believes the defined term “Policy” is more consistent with the name of the policy and more familiar to owners of the policies.

2.	Comment: The Table of Contents formatting is askew, and should be corrected.

Response: The above-referenced change was made.

3.	Comment: On page 2, delete the free-look period definition. Remove all references to free-look information from the registration statement.

Response: The above-referenced change was made throughout the registration statement.

4.	Comments: On page 4, in the “Important Information You Should Consider About the Policy” table:

a.	In the “Charges for Early Withdrawals” row, middle column, delete the following language: “declining to 0% over that time period.”

b.	In the “Transaction Charges” row, middle column, revise the 2 bullet points to more briefly identify the types of charges.

c.	In the “Ongoing Fees and Expenses” row, middle column, “Annual Fee” table, in footnote 1 replace “As a percentage of Subaccount net assets, …” with “As a percentage of Variable Account value, …”.

d.	In the “Ongoing Fees and Expenses” row, middle column, “Lowest Annual Cost” column, replace “No exercise of Additional Deposit Rider” with “No optional benefit.”

e.	In the “Ongoing Fees and Expenses” row, middle column, “Lowest Annual Cost” column, delete the following language: “No surrender charges.” This information is already covered in the introduction.

f.	In the “Ongoing Fees and Expenses” row, middle column, “Highest Annual Cost” column, delete the following language: “No surrender charges.” This information is already covered in the introduction.

g.	In the “Ongoing Fees and Expenses” row, middle column, “Highest Annual Cost” column, delete the following language: “No exercise of the Additional Deposit Rider.”

Response: All of the above-referenced changes were made.

5.	On page 5, in the “Important Information You Should Consider About the Policy” table:

a.

Comment: In the “Not a Short-Term Investment” row, the second bullet states: “Surrender charges may apply during the first seven Policy Years. A surrender charge could significantly reduce the cash value of your Policy.” Replace “cash value” with “Cash Surrender Value.” Please generally review the use of defined terms where applicable throughout the Prospectus and Statement of Additional Information and revise where appropriate.

Response: The above-referenced changes were made.

b.	Comment: In the “Optional Benefits” row under “Restrictions,” disclose if the Additional Deposit Rider can be modified if a contract has such a rider.

Response: The above-referenced change was made.

c.

Comment: Under “Conflicts of Interest,” in the “Investment Professional Compensation” row, in the middle column, the second sentence states: “This conflict of interest may influence your investment professional to recommend this Policy over another investment for which the investment professional is not compensated or compensated less.” Replace “conflict of interest” with “financial incentive.”

Response: The above-referenced change was made.

d.	Comment: Under “Conflicts of Interest,” fix the horizontal line between the “Investment Professional Compensation” and “Exchanges” rows.

Response: The horizontal line in the middle column was extended across the first two columns.

e.

Comment: Under “Conflicts of Interest,” in the “Exchanges” row, contract is used instead of “Policy.” Please explain why contract is used in this location but not elsewhere. Be consistent in the use of contract or policy.

Response: The term “contract” was replaced with “policy” in this location. In addition, and where appropriate, “contract” was replaced with “Policy” throughout the registration statement.

f.

Comment: Under “Conflicts of Interest,” in the last column, the cross reference links to a discussion about commissions. Add a cross reference to a fuller discussion of exchanges if there is one in the Prospectus.

Response: The Prospectus does not include a fuller discussion of exchanges beyond the payment of commissions discussed under “What Other Information Should I Know? – Distribution Of The Policies.”

6.	Comments: On page 6, under “Accumulation Phase”:

a.	Delete the following bullet points:

•

“Fund Options. The Fund options (or Subaccounts) have different underlying mutual funds with their own investment objectives, strategies, and risks. Each Subaccount invests in a corresponding fund of BlackRock Variable Series Funds, Inc. or BlackRock Variable Series Funds II, Inc. The value of your investment in the Funds may fluctuate up or down depending on market conditions. You bear the entire investment risk.”

•

“Fixed Account. We guarantee principal and interest for premiums and Policy value allocated to the Fixed Account. Amounts allocated to the Fixed Account earn interest at an effective annual rate of at least 3%.”

b.	Change the sentence preceding the bullet points to read: The Policy’s investment options include Subaccounts and a Fixed Account.

Response: All of the above-referenced changes were made.

7.

Comment: On page 7, in “Surrender Charge Waivers,” the third sentence states: “In addition, we will not deduct a surrender charge if, at the time we receive a request for a withdrawal or a surrender, we have received due proof that the Annuitant is ‘‘Terminally Ill’’ or has been confined continuously to an ‘‘Eligible Hospital’’ or ‘‘Eligible Nursing Home’’ for at least three months before the date we receive the request.” Add this waiver to the “Benefits Available Under the Policy” table under “Standard Benefits” on page 12.

Response: The above-referenced change was made.

8.	Comment: Delete the following language that appears at the bottom of page 8:

“How Can I Make Inquiries?

If you need further information about the Policy, please write or call the Variable Operation Center. The address and telephone number of the Variable Operation Center is:

State Farm Variable Products Attn: Variable Operation Center One State Farm Plaza, B-2 Bloomington, Illinois 61710-0001 Telephone: (888) 702-2307 (Toll free)

You may also visit us online at www.statefarm.com.”

Instruction C(3)(b) prohibits other information not otherwise required by Items 2 and 3 to appear in this section of the prospectus.

Response: The above-referenced change was made.

9.	On page 8, under “Fee Table”:

a.

Comment: In the “Transaction Expenses” table, in the “Transfer Processing Fee” row, under “Amount Deducted,” it states: “$25 per transfer in excess of 12 transfers per Policy Year (Current: $0).” Revise this language to state “$25 per transfer” and move the explanatory variation description to a footnote.

Response: The above-referenced change was made.

b.

Comment: The sentence above the “Annual Contract Expenses” table states: “The next table describes the fees and expenses that you will pay each year during the time that you own the Policy, not including Fund fees and expenses.” Pursuant to the Form N-4 instructions, put the clause “not including Fund fees and expenses” in parenthesis instead of after the comma. This is not a required change.

Response: The above-referenced change was made.

c.

Comment: In footnote 1 to the “Annual Contract Expenses” table, the second sentence states: “Some state exceptions apply, which results in a lower fee in those states.” Supplementally confirm that all material state variations and intermediary-specific variations (e.g., variations resulting from different brokerage channels) have been disclosed in the prospectus pursuant to the Instruction to Item 8(a).

Response: The Registrant confirms that all material state variations have been disclosed, and that there are no material financial intermediary variations with respect to the Policy.

10.	Comment: On page 9, in the “Example” table, the third row and the fourth row could be combined into one row. This is not a required change.

Response: The Registrant respectfully declines to make the suggested change. The Registrant believes the current presentation will help a reader more readily identify the example applicable to a particular situation.

11.

Comment: On page 10, under “Principal Risks of Investing In The Policy,” the following Risk appears as follows: “Fund Option (Subaccount) Risk. Amounts that you invest in the Fund options (i.e., the Subaccounts) are subject to the risk of poor investment performance. Generally, if the Subaccounts you select make money, your Policy value goes up. If they lose money, your Policy value goes down. You bear the entire investment risk. Each Subaccount’s performance depends on the performance of its underlying Fund. Each Fund has its own investment risks, and you are exposed to a Fund’s investment risks when you invest in the corresponding Subaccount. Even a Subaccount investing in a money market fund may have negative returns, particularly due to the fees and charges deducted at the Subaccount level. We do not promise that the Funds will meet their investment objectives.” Use consistent terminology to distinguish between the Funds and Subaccounts.

Response: The above-referenced change was made.

12.	Comments: On page 12, in the “Benefits Available Under The Policy” table under “Standard Benefits”:

a.

In the “Death Benefit” row, under the “Brief Description of Restrictions/Limitations” column, the last bullet states: “No potential annual increases to Maximum Anniversary Value for investment gains after reaching age 81.” Incorporate this last bullet into the “Death Benefit” narrative on pages 28 to 29. The “Benefits Available Under The Policy” table summarizes the narrative. The narrative should include all information in the table.

b.	In the next four rows, add a bullet under the “Brief Description of Restrictions/Limitations “column for each row about the right to discontinue the program.

c.

In the “Portfolio Rebalancing Program” row, under the “Brief Description of Restrictions/Limitations” column, the first bullet states: “Only available before the Annuity Date.” Incorporate this first bullet into the “Portfolio Rebalancing Program” narrative on page 19.

d.

In the “Systematic Withdrawal Program” row, under the “Brief Description of Restrictions/Limitations” column, the second and third bullets state: “Program withdrawals may be monthly, quarterly, semi-annual, or annual. Program withdrawals may be subject to income taxes, as well as tax penalties if taken before age 59 1/2.” Incorporate these bullets into the “Systematic Withdrawal Program” narrative on page 27.

Response: The above-referenced changes were made as applicable.

13.

Comment: On page 13, in the “Benefits Available Under The Policy” table under “Optional Benefits,” in the “Additional Deposit Rider” row, under the “Brief Description of Restrictions/Limitations” column, the first bullet states: “No longer available for election.” Incorporate this first bullet into the “Additional Deposit Rider” narrative on page 15.

Response: The above-referenced change was made.

14.	Comments: On page 14, under “2. What are my Annuity Options?”:

a.

The second sentence of the first bullet states: “The Annuity Date must come on or before the Final Annuity Date, which is the Policy Anniversary when the Annuitant is age 95 (85 in Pennsylvania).” Pursuant to Item 9(b), also include the earliest possible annuity date.

b.

In the last paragraph, the third sentence states: “In general, the less frequent the annuity income payment, the larger each payment will be.” Pursuant to Item 9(c), include the effect of duration of payment on the level of annuity income payments. For example, the narrative could also state: “In general, the longer the duration of your payment the lower the payment amount.”

Response: The above-referenced changes were made as applicable.

15.

Comment: On page 15, under “2. What are my Annuity Options?,” the paragraph above “Annuity Income Options” states: “In general, you will not be able to withdraw any Policy value after the Annuity Date. However, if you have selected the ‘‘fixed years’’ annuity income option, you may request withdrawals after the Annuity Date, but such withdrawals will reduce your remaining annuity income payments.” Briefly describe how the withdrawals actually impact the remaining annuity income payments.

Response: The above-referenced change was made.

16.

Comment: On page 15, under “Variable Annuity Payments,” the following sentence appears in the last paragraph of that section: “The Assumed Investment Rate is significant in determining the amount of each variable annuity income payment and the amount by which each variable annuity income payment varies from one payment to the next.” Pursuant to Item 9(d), disclose why the Assumed Investment Rate is significant in determining payment.

Response: Additional information about the significance of the Assumed Investment Rate was added.

17.	Comment: On page 16, delete the free-look subsection.

Response: The above-referenced change was made.

18.

Comment: On page 16, the “Making Additional Premium Payments” disclosure states: “For any premium we receive in Good Order after the Policy Date, State Farm will credit the premium to the Policy as of the end of the Valuation Period when we receive the premium at the Variable Operation Center. State Farm will process any premium received in Good Order at the Variable Operation Center after the close of the Valuation Period on the next Valuation Day. We reserve the right to refuse a premium if total premiums paid in a Policy Year would exceed $30,000.” Pursuant to Item 11(b)(A), disclose that purchase payments are credited on the basis of accumulation unit value. With respect to the disclosure required by Item 11(b) B-D and Item 11(c), provide a cross reference to the discussion of accumulation unit value on page 19, which contains the required disclosure.

Response: The above-referenced changes were made.

19.

Comment: On page 16, with respect to “4. What Are My Allocation Options?”, in regard to Item 8(b)(2), negative disclosure is not needed, but supplementally confirm the lack of any further restrictions/provisions to the allocation of purchase payments.

Response: Disclosure was added regarding the following restrictions/provisions to the allocation of purchase payments as follows:

(1)	In the “Dollar-Cost Averaging Program” narrative, disclosure was added that transfers “may only be requested in whole dollar amounts.”

(2)	In the “Portfolio Rebalancing Program” narrative, disclosure was added that “Percentage allocations must be in whole percentages and the total of the percentages must equal 100%.”

Other than as disclosed in the registration statement and this letter, the Registrant confirms there are no further restrictions/provisions to the allocation of purchase payments.

20.

Comment: On page 20, in “Net Investment Factor,” please disclose that purchase payments are credited to a policy based on accumulation unit value next determined after the purchase payment is received.

Response: The above-referenced change was made in “Subaccount Policy Accumulation Value.”

21.

Comment: On page 20, in “5. What are the Expenses Under the Policy?”, in addition to explaining each charge in general, disclose the specific consideration provided for each charge. For example, the consideration for the “Surrender Charge” could be cost of processing surrender charges, the administration costs involved with it, or something similar.

Response: The above-referenced change was made by disclosing the consideration for each charge described in “Surrender Charge,” “Annual Administrative Fee,” “Transfer Processing Fee,” “Mortality and Expense Risk Charge,” and “Additional Deposit Rider Charge.”

22.	Comment: On page 21, in the “Annual Administrative Fee” narrative discussion, disclose the current charge in addition to the maximum charge.

Response: The above-referenced change was made.

23.	Comment: On page 21, delete the following language:

“Monthly Payment Plan

You may elect to make premium payments under the Monthly Payment Plan. To establish the Monthly Payment Plan, a three month premium payment may be required.”

This section should discuss only those services with a charge.

Response: The above-referenced change was made. Disclosure regarding the “Monthly Payment Plan” is now included above the “Inquiring About Transactions” in “4. What Are My Allocation Options?” and in the “Benefits Available Under The Policy” table under “Standard Benefits.”

24.	Comments: On page 26, in “7. How Do I Access My Money?”:

a.	Under “Withdrawals,” disclose when withdrawals may be subject to withdrawal charge or cross refence to a section in the prospectus with more detail.

b.	Pursuant to Item 12(a) and 12(c), under “Withdrawals” and “Surrenders,” disclose when proceeds are payable and the effect of such withdrawal and surrender.

Response: The above-referenced changes were made.

25.

Comment: On page 29, with respect to “9. What Other Information Should I Know?,” discussions are included about owner and beneficiary. Pursuant to Item 8(a), add another subsection about annuitant. While the discussion may already include this annuitant information in various places, this section usually includes owner, annuitant, and beneficiary discussions.

Response: The above-referenced change was made.

26.

Comment: On page 29, in the discussion for the “State Farm’s Fixed Account Option” under “9. What Other Information Should I Know?,” to be consistent with the disclosure in the State Farm Variable Life Separate Account prospectus, disclose “These assets are subject to State Farm’s general liabilities from business operations.”

Response: The above-referenced change was made.

27.

Comment: On page 30, in the discussion for the “The Variable Account” under “9. What Other Information Should I Know?,” to be consistent with the disclosure in the State Farm Variable Life Separate Account prospectus, consider adding the sub-caption “Support for Benefits Under the Policy” before the paragraph beginning with “The benefits under the Policy are paid by us…”.

Response: The above-referenced change was made.

28.	On page 31, in “Voting of Fund Shares” under “9. What Other Information Should I Know?”:

a.	Comment: Disclose how voting is allocated pursuant to Item 6(d).

Response: The above-referenced change was made.

b.	Comment: To be consistent with the State Farm Variable Life Separate Account prospectus, add disclosure about when State Farm can disregard owner instructions.

Response: Upon further review, the Company does not believe owner voting instructions would be disregarded under any foreseeable circumstances for either the State Farm Variable Annuity Separate Account policy or the State Farm Variable Life Separate Account policy. As such, the above-referenced disclosure was removed from the State Farm Variable Life Separate Account prospectus, and the Registrant respectfully declines to make the suggested above-referenced change to the State Farm Variable Annuity Separate Account prospectus.

29.	On page 33, with respect to the “Appendix: Funds Available Under The Policy”:

a.	Comment: If an updating summary prospectus is used, State Farm is required to post fund materials online and to provide the web address on the Appendix.

Response: The Registrant does not currently intend, and does not have any plans to use, summary prospectuses pursuant to Rule 498A, although the Registrant reserves the right to do so in the future. Should the Registrant decide to use summary prospectuses in the future, the Registrant confirms that it will comply with the applicable requirements of Rule 498A and Form N-4.

b.	Comment: With respect to footnote 1, make sure to provide the reference symbol wherever it is supposed to appear for each fund.

Response: The reference symbol was added to the “Current Expenses” column heading. The footnote currently applies to each Fund in the Appendix, and has been revised to clarify such applicability. Should the footnote no longer apply to any Fund in the future, the footnote will be moved to each applicable Fund’s expense ratio.

30.	Comments: On page 33, with respect to the “Business Continuity Plan Disclosure for State Farm VP Management Corp.” and “Securities Investor Protection Corporation (SIPC)”:

a.	Move these disclosures into the body of prospectus to appear before the “Appendix: Funds Available Under The Policy.”

b.	Regardless of where these disclosures are located, include a reference for each on the Table of Contents of the prospectus.

Response: The above-referenced changes were made.

31.	Comment: On the back cover, confirm that the EDGAR Contract Identifier font is smaller than the font sized used in the text above.

Response: The EDGAR Contract Identifier font size was reduced.

Statement of Additional Information Comments

32.	Comment: On page 1, move the disclosures in the “Additional Policy Information” into the prospectus.

Response: The disclosure information in the “Additional Policy Information” section of the Statement of Additional Information was moved to appear in the Prospectus under “9. What Other Information Should I Know?”.

33.	Comment: On page 2, move the information under “Death of Owner” into the Prospectus where the topic is discussed.

Response: The disclosure information under “Death of Owner” in the Statement of Additional Information was moved to appear in the Prospectus under “8. Does the Policy Have A Death Benefit?” under the new subsection “Distribution of Payment Upon Death of Owner.”

34.	Comment: On page 3, move the information under “Death of Annuitant” into the Prospectus where that topic is discussed.

Response: The disclosure information under “Death of Annuitant” in the Statement of Additional Information was moved to appear in the Prospectus under “8. Does the Policy Have A Death Benefit?” under the new subsection “Distribution of Payment Upon Death of Annuitant.”

35.	Comment: On page 4, move the disclosure in the “Additional Information About Changes to the Variable Account” to the Prospectus pursuant to Item 8(d).

Response: The disclosure information under “Additional Information About Changes to the Variable Account” in the Statement of Additional Information was moved to appear in the Prospectus under “9. What Other Information Should I Know?” within “The Variable Account” discussion.

36.	Comment: As applicable, include Item 21 disclosures about service providers. For example, include information about an administrator. Negative disclosure is not needed.

Response: The Registrant confirms it does not have any applicable information to disclosure regarding service providers with respect to Item 21.

Part C Comments

37.	Comment: Item 32 may be omitted if the information is provided on Form N-CEN.

Response: The Registrant respectfully declines to make the suggested change.

38.	Comment: On the “Signatures” page, make sure the registration statement is signed separately by the depositor and the registrant. Use separate lines.

Response: The above-referenced change was made.

Please let me know if you have any further questions or need additional information.

Sincerely,

/s/ Christine Keithley Walker
Christine Keithley Walker, Counsel
State Farm Life Insurance Company
Corporate Law, A-3
One State Farm Plaza
Bloomington, IL 61710